Exhibit 99.1

February 12, 2014

Press release

Turquoise Hill provides update on Oyu Tolgoi and discussions with the Government of Mongolia

VANCOUVER, CANADA –Turquoise Hill Resources today provided an update on Oyu Tolgoi’s operations, project financing and discussions with the Mongolian Government.

Oyu Tolgoi

Oyu Tolgoi’s 2013 gross revenues were US$55 million1 on sales of 26,400 tonnes of concentrate. Year to date sales volumes have fallen short of expectations and some sales have been deferred into the second and third quarters of 2014.

Sixty percent of Oyu Tolgoi’s 2014 production is under contract, with additional volumes confirmed and subject to contract finalization. Discussions are advancing well to place the balance of material. Production rates have recently been impacted by various post-commissioning issues including the failure of the rake blades in the tailings thickeners. This is expected to result in the shutdown of one line for a period of six to eight weeks. The operations team is taking the opportunity to pull forward plant maintenance and modification work, that would have required plant slow down later in the year. For 2014, Oyu Tolgoi continues to target production of 150,000 to 175,000 tonnes of copper in concentrates and 700,000 to 750,000 ounces of gold in concentrates. However, Oyu Tolgoi will monitor production levels and if necessary, match them to meet customer requirements, with the goal of returning to more normal levels of inventory by the end of 2014.

Discussions with the Mongolian Government

On July 28, 2013, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed. Since then, engagement with the Government of Mongolia has continued with the aim of resolving a number of outstanding shareholder issues and to progress project finance. An option to restart the underground development, subject to certain conditions being met, has been proposed. However, further delays may occur if outstanding shareholder issues, including project finance, are not resolved before the expiration of lender commitments on existing project finance arrangements.

All parties are committed to further construction of the underground and development of Oyu Tolgoi subject to resolution of shareholder issues, agreement of a comprehensive funding plan including project finance, completion and approval of the feasibility study by all shareholders and the Mongolian Minerals Council and receipt of permits required for development.

[1]	Rio Tinto, Turquoise Hill’s majority shareholder, will release further Oyu Tolgoi-related financial information on Thursday, March 13, 2014. Readers should note that such information is prepared on a different accounting basis to Turquoise Hill and it will not therefore be fully comparable to Turquoise Hill’s financial results, which are expected to be released to the market in the second half of March, 2014.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878).

Contacts

Investors		Media
Jessica Largent		Tony Shaffer
Office:	+1 604 648 3957	Office:	+1 604 648 3934
Email:	jessica.largent@turquoisehill.com	Email:	tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance and the existence or filing of legal proceedings against the Company and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi Project and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

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With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi Project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi Project and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi Project; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi Project.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi Project has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi Project will be delayed until matters with the Mongolian government can be resolved and a new timetable has been established. These delays can impact project economics.

The Company’s MD&A also contain references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi Project, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the Company’s MD&A filed on SEDAR and EDGAR.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 25, 2013 in respect of the year ended December 31, 2012 (the “AIF”). Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on our forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

The reader is cautioned not to place undue reliance on forward-looking information or statements. All forward-looking information and statements herein are made as of the date hereof. Turquoise Hill does not intend or undertake to update or revise forward-looking statements or information, whether written or oral or whether as a result of new information, future events or otherwise, that may be made by Turquoise Hill or on its behalf, except as required by law.

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